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December 19, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David R. Humphrey

Re:	Pimi Agro Cleantech, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2010 Filed April 12, 2011 File No. 333-158986

Dear Mr. Humphrey:

On behalf of the Company, we are responding to the Staff’s comment letter, dated December 9, 2011, addressed to Mr. Saly, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form 10-K.

The Company respectfully requests an extension in order to respond to the comments set forth in the Staff’s comment letter. The comment letter indicates that a response is due within 10 business days; accordingly, the Company wishes to extend the response time to January 10, 2012.

If you or others have any questions or would like additional information, please contact the undersigned at 212-244-4111.

Very truly yours,

/s/ Jonathan R. Shechter, Esq.
Jonathan R. Shechter, Esq.

cc:  Mr. Youval Saly,
Chief Executive Officer

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